

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

James Sullivan
Chief Financial Officer
Peraso Inc.
2309 Bering Dr.
San Jose, California 95131

  Re: Peraso Inc.
   Registration Statement on Form S-1
   Filed on December 15, 2022
   File No. 333-268814

Dear James Sullivan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing